Exhibit 99.1

FINANCIAL ENGINES, INC.

NOTICE OF STOCK OPTION INDUCEMENT GRANT

You have been granted the following Option to purchase Common Stock of FINANCIAL ENGINES, INC. (the “Company”). This Option is not being granted under the Company’s Amended and Restated 2009 Stock Incentive Plan (the “Plan”). This Option is instead an inducement grant made pursuant to Section 5635(c)(4) of The NASDAQ Stock Market Rules.

Name of Optionee:	John Bunch

Total Number of Option Shares Granted:	176,264

Type of Option:	NSO

Exercise Price Per Share:	$24.59

Grant Date:	February 26, 2016

Vesting Commencement Date:	February 1, 2016

Vesting Schedule:	This Option becomes exercisable with respect to the first 1/4th of the Shares subject to this Option when you complete 12 months of continuous Service as an Employee or a Consultant from the Vesting Commencement Date. Thereafter, this Option becomes exercisable with respect to an additional 1/48th of the Shares subject to this Option when you complete each additional month of such Service. Full or partial accelerated vesting may apply in some cases, as described in the Stock Option Agreement.

Expiration Date:	February 25, 2026. This Option expires earlier if your Service terminates earlier, as described in the Stock Option Agreement.

By your acceptance of this Notice of Stock Option Grant (the “Notice”), you agree that this Option is granted under and governed by the terms and conditions of this Notice and the Stock Option Agreement for Inducement Grant (the “Agreement”), which is attached to and made a part of this document. In addition, you agree that all capitalized terms not defined herein shall have the meanings ascribed to such terms in the Plan, and the Option shall be administered according to all Plan terms and conditions that apply to stock options granted under the Plan. Accordingly, the Plan is also attached hereto and incorporated by reference as applicable, despite the fact that the Option is not granted under the Plan.

By accepting this Stock Option Grant you further agree that the Company may deliver by e-mail all documents relating to this Award (including without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a website maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a website, it will notify you by e-mail.

FINANCIAL ENGINES, INC.

By:	/s/ RAYMOND J SIMS
Title:	E.V.P. and Chief Financial Officer

/s/ John Bunch
By:	John Bunch	Date: 3-17-16
Title: EVP, Financial Engines

FINANCIAL ENGINES, INC.

NOTICE OF STOCK OPTION INDUCEMENT GRANT

FINANCIAL ENGINES, INC.

STOCK OPTION AGREEMENT FOR INDUCEMENT GRANT

Tax Treatment	This Option is not intended to be an incentive stock option under Section 422 of the Internal Revenue Code and shall be a non-qualified option, as provided in the Notice of Stock Option Inducement Grant (the “Notice”).

Vesting	This Option becomes exercisable in installments, as shown in the Notice. This Option will in no event become exercisable for additional Shares after your Service as an Employee or a Consultant has terminated for any reason.

Notwithstanding the foregoing, if your Service as an Employee or a Consultant terminates as a result of (i) death or (ii) Total and Permanent Disability at any time within twelve (12) months after a Change in Control (as defined in the Plan), then the vesting of the Option shall accelerate with respect to that number of Shares for which the Option would have vested during the twelve (12) months following the termination of Service in the event of (i) or (ii).

Furthermore, notwithstanding the foregoing, if your Service as an Employee or a Consultant is (a) terminated by the Company (or its applicable subsidiary) without Cause (as defined in the Employment Agreement between John Bunch and The Mutual Fund Store, LLC dated November 4, 2015 and effective February 1, 2016 (the “Employment Agreement”)) or resigned by you for Good Reason (as defined in the Employment Agreement) and (b) such termination is effective at any time within twelve (12) months after a Change of Control (as defined in the Employment Agreement), or on or within two (2) months before a Change of Control, the vesting of the Option shall be fully accelerated, subject to (x) your timely execution and non-revocation of a release of all claims in a form acceptable to the Company and (y) your adherence to the restrictive covenants in the Employment Agreement and any other agreement with the Company during your period of Service as an Employee and through the end of the Payment Period (as defined in the Employment Agreement)

Term	This Option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Grant Date, as shown on the Notice. This Option may expire earlier if your Service terminates, as described below.

Regular Termination	If your Service terminates for any reason except death or Total and Permanent Disability, then this Option will expire at the close of business at Company headquarters on the date three (3) months after the date your Service terminates (or, if earlier, the Expiration Date). The Company determines when your Service terminates for this purpose and all purposes relevant to the Award and its determinations are conclusive and binding on all persons.

Death	If your Service terminates because of death, then this Option will expire at the close of business at Company headquarters on the date 18 months after the date your Service terminates (or, if earlier, the Expiration Date). During that period of up to 18 months, your estate or heirs may exercise the Option.

Disability	If your Service terminates because of your Total and Permanent Disability, then this Option will expire at the close of business at Company headquarters on the date 12 months after the date your Service terminates (or, if earlier, the Expiration Date).

Leaves of Absence	For purposes of this Option, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work.

FINANCIAL ENGINES, INC.

STOCK OPTION AGREEMENT FOR INDUCEMENT GRANT

Restrictions on Exercise	The Company will not permit you to exercise this Option if the issuance of Shares at that time would violate any law or regulation. The inability of the Company to obtain approval from any regulatory body having authority deemed by the Company to be necessary to the lawful issuance and sale of the Company stock pursuant to this Option shall relieve the Company of any liability with respect to the non-issuance or sale of the Company stock as to which such approval shall not have been obtained.

Notice of Exercise	When you wish to exercise this Option you must provide a notice of exercise form in accordance with such procedures as are established by the Company and communicated to you from time to time. Any notice of exercise must specify how many Shares you wish to purchase and how your Shares should be registered. The notice of exercise will be effective when it is received by the Company. If someone else wants to exercise this Option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

Form of Payment	When you submit your notice of exercise, you must include payment of the Option exercise price for the Shares you are purchasing. Payment may be made in the following form(s):

•	Your personal check, a cashier’s check or a money order.

•	Certificates for Shares that you own, along with any forms needed to effect a transfer of those Shares to the Company. The value of the Shares, determined as of the effective date of the Option exercise, will be applied to the Option exercise price. Instead of surrendering Shares, you may attest to the ownership of those Shares on a form provided by the Company and have the same number of Shares subtracted from the Shares issued to you upon exercise of the Option. However, you may not surrender or attest to the ownership of Shares in payment of the exercise price if your action would cause the Company to recognize a compensation expense (or additional compensation expense) with respect to this Option for financial reporting purposes.

•	By delivery on a form approved by the Company of an irrevocable direction to a securities broker approved by the Company to sell all or part of the Shares that are issued to you when you exercise this Option and to deliver to the Company from the sale proceeds an amount sufficient to pay the Option exercise price and any withholding taxes. The balance of the sale proceeds, if any, will be delivered to you. The directions must be given by providing a notice of exercise form approved by the Company.

•	By delivery on a form approved by the Company of an irrevocable direction to a securities broker or lender approved by the Company to pledge Shares that are issued to you when you exercise this Option as security for a loan and to deliver to the Company from the loan proceeds an amount sufficient to pay the Option exercise price and any withholding taxes. The directions must be given by providing a notice of exercise form approved by the Company.

•	Any other form permitted by the Committee in its sole discretion.

Notwithstanding the foregoing, payment may not be made in any form that is unlawful, as determined by the Committee in its sole discretion.

Withholding Taxes and Stock Withholding	Regardless of any action the Company takes with respect to any or all income tax, social insurance, payroll tax or other tax-related withholding (the “Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items legally due by you is and remains your responsibility and that the Company (1) makes no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of this Award, including the grant and vesting of the Award, the issuance of Shares upon exercise of the Award, the subsequent sale of Shares acquired pursuant to the Award and the receipt of any dividends or other distributions, if any; and (2) does not commit to structure the terms of the grant or any aspect of the Award to reduce or eliminate your liability for Tax-Related Items.

FINANCIAL ENGINES, INC.

STOCK OPTION AGREEMENT FOR INDUCEMENT GRANT

You will not be allowed to exercise this Option unless you make arrangements acceptable to the Company to pay any withholding taxes that may be due as a result of this Award or the Option exercise. These arrangements, at the sole discretion of the Company, may include (a) having the Company withhold taxes from the proceeds of the sale of the Shares, either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization), (b) having the Company withhold Shares that otherwise would be issued to you when you exercise this Option having a Fair Market Value equal to the amount necessary to satisfy the minimum statutory withholding amount, or (c) any other arrangement approved by the Company. The Fair Market Value of any Shares withheld, determined as of the effective date of the Option exercise, will be applied as a credit against the withholding taxes. You also authorize the Company, or your actual employer, to satisfy all withholding obligations of the Company or your actual employer with respect to this Award from your wages or other cash compensation payable to you by the Company or your actual employer.

Restrictions on Resale	You agree not to sell any Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Transfer of Option	In general, only you can exercise this Option prior to your death. You may not sell, transfer, assign, pledge or otherwise dispose of this Option, other than as designated by you by will or by the laws of descent and distribution, except as provided below. For instance, you may not use this Option as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may in any event dispose of this Option in your will. Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your Option in any other way.

Retention Rights	Neither your Option nor this Agreement gives you the right to be employed or retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

Stockholder Rights	Your Options carry neither voting rights nor rights to dividends. You, or your estate or heirs, have no rights as a stockholder of the Company unless and until you have exercised this Option by giving the required notice to the Company and paying the exercise price. No adjustments will be made for dividends or other rights if the applicable record date occurs before you exercise this Option, except as described in the Plan.

Adjustments	In the event of a stock split, a stock dividend or a similar change in Company Shares, the number of Shares covered by this Option and the exercise price per Share shall be adjusted consistent with the relevant provisions in the Plan.

Successors and Assigns	Except as otherwise provided in this Agreement, every term of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

Notice	Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon the earliest of personal delivery, receipt or the third full day following mailing with postage and fees prepaid, addressed to the other party hereto at the address last known in the Company’s records or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to their choice-of-law provisions).

FINANCIAL ENGINES, INC.

STOCK OPTION AGREEMENT FOR INDUCEMENT GRANT

The Plan And Other Agreements	The text of the Plan relevant to stock option grants is incorporated in this Agreement by reference. All capitalized terms in the Agreement shall have the meanings assigned to them in the Plan. This Agreement and, to the extent incorporated by reference, the Plan constitute the entire understanding between you and the Company regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded. This Agreement may be amended by the Committee without your consent; however, if any such amendment would materially impair your rights or obligations under the Agreement, this Agreement may be amended only by another written agreement, signed by you and the Company.

BY ACCEPTING THIS AGREEMENT,

YOU AGREE TO ALL OF THE TERMS AND CONDITIONS

DESCRIBED ABOVE

FINANCIAL ENGINES, INC.

STOCK OPTION AGREEMENT FOR INDUCEMENT GRANT